

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2021

Jeffrey Standen
Chief Executive Officer, Principal Executive Officer, and Director
Sino American Oil Company
2123 Pioneer Avenue
Cheyenne, WY 82001

> **Re: Sino American Oil Company**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed April 29, 2021**
> **File No. 024-11489**

Dear Mr. Standen:

　　We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 16, 2021 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Risk Factors
The price of shares of our common stock may fluctuate wildly..., page 12

1. We note your response to our prior comment 22 and risk factor disclosing that prior to February 2021, the market price of your common stock was approximately $2.00 per share. Please revise your risk factor to provide additional context by including quantitative information regarding the historical OTC market price of your common stock. In this regard, we note your disclosure on page 30 reflecting a high and low of $20.00 per share and $0.99 per share, respectively, during the second quarter of 2020.

Us of Proceeds, page 13

2. Please expand your disclosures to present use of proceeds based on the sale of 75%, 50% and 25% of the shares offered for sale in this offering.

3. We note your response to prior comment 5 that there are no contingency expenses. However, you allocated $2,500,000 to "Contingency (5%)" in the use of proceeds table. Please provide a footnote to describe what other expenses are considered under "contingency."

Management's Discussion and Analysis and Results of Operations
Company's Plan of Operation, page 18

4. We note that disclosure in Form 1-A as amended on April 29, 2021 does not indicate that you currently own interests in any oil and gas properties, production or reserves. We also note that your response to prior comment 19 indicates that you have no current plans to execute a Letter of Intent and are still in the due diligence phase regarding your probable acquisition of oil and gas interests in the Kaybob South Field and Grand Prairie area assets. Therefore, please remove the references to a NI 51-101 evaluation on page 19 and the "Evaluation of Reserves and Resources of Oil and Gas Properties, Kaybob South Field Alberta" in Section III Exhibits under the section entitled "Description of Property" on page 21 and the estimates of daily production, net revenue/cashflow per month and cashflow valuation as of December 31, 2023 presented on pages 19 through 20.

For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Matthew McMurdo, Esq.